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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950240101
                       ----------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 4, 2000
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  2 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           W/W GROUP HOLDINGS, L.L.C.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  3 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  4 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH ADVISORS, L.L.C. XI
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  5 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      WHWEL REAL ESTATE LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  6 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                               WHATR GEN-PAR, INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  7 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  8 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH ADVISORS, L.L.C. VII
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

XX
                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                        PAGE  9 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                       PAGE  10 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              WH ADVISORS, L.L.C. V
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,196.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,196.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                       PAGE  11 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              GOLDMAN, SACHS & CO.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    NEW YORK
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,446.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,446.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,446.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                    PN/BD/IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  -------------------------
CUSIP NO. 950240101                                       PAGE  12 OF  31 PAGES
--------------------                                  -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          THE GOLDMAN SACHS GROUP, INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A) |_|
                                                                       (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            -0-
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY            4,256,446.9
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON             -0-
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         4,256,446.9
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,446.9
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                      HC/CO
--------------------------------------------------------------------------------

     CUSIP No. 950240101                                     PAGE 13 OF 31 PAGES

         WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.L.C. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.L.C. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI , Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated May 14, 1997, as amended by Amendment No. 2 thereto dated May 14, 1998, and as further amended by Amendment No. 3 thereto dated June 7, 1999 (as so amended, the "Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in Schedule 13D.


Item 2. Identity and Background.
        -----------------------

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

               This statement is being filed by WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall VII"), WH Advisors, L.L.C VII ("WH Advisors, L.L.C. VII"), Whitehall Street Real Estate Limited Partnership V ("Whitehall V"), WH Advisors, L.L.C. V ("WH Advisors, L.L.C. V"), W/W Group Holdings, L.L.C. ("Holdings"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall XI"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C. XI"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group"; and collectively with WHWEL, WHATR Gen-Par, Whitehall VII, WH Advisors, L.L.C. VII, Whitehall V, WH Advisors, L.L.C. V, Holdings, Whitehall XI, WH Advisors, L.L.C. XI and GS&Co. the "Reporting Persons").*

               WHWEL is a Delaware limited partnership that engages in the business of investing in real estate assets indirectly through its membership interest in Wellsford/Whitehall Group, L.L.C., a Delaware limited liability company ("Wellsford/Whitehall Group") and through its membership interest in Holdings. WHATR Gen-Par, a Delaware corporation, acts as the sole general partner of WHWEL. WHATR Gen-Par is a wholly-owned subsidiary of Whitehall VII and does not engage in any business other than in connection with its role as a general partner of WHWEL.

               Whitehall VII is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C. VII., a Delaware limited liability company, acts as the sole general partner of Whitehall VII; and WH Advisors, L.L.C. VII does not engage in any business other than in connection


--------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934 or that such persons constitute a "group" for any purpose.

     CUSIP No. 950240101                                     PAGE 14 OF 31 PAGES

         with its role as a general partner of Whitehall VII. WH Advisors, L.L.C. VII is indirectly wholly-owned by GS Group.

              Whitehall V is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C. V, a Delaware limited liability company, acts as the sole general partner of Whitehall V; and WH Advisors, L.L.C. V does not engage in any business other than in connection with its role as a general partner of Whitehall V. WH Advisors, L.L.C. V is indirectly wholly-owned by GS Group.

              Holdings is a Delaware limited liability company that engages in the business of investing in real estate assets indirectly through its membership interest in Wellsford/Whitehall Group. Whitehall XI and WHWEL act as the managing members of Holdings.

              Whitehall XI is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C. XI, a Delaware limited partnership, acts as the sole general partner of Whitehall XI and WH Advisors, L.L.C. XI does not engage in any business other than in connection with its role as a general partner of Whitehall XI. WH Advisors, L.L.C. XI is indirectly wholly-owned by GS Group.

              GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS&Co. is an indirect wholly-owned subsidiary of GS Group.

              GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization and is a successor in interest to The Goldman Sachs Group, L.P., which was merged into GS Group on May 7, 1999.

              As of April 4, 2000, GS&Co. and GS Group may be deemed to indirectly own beneficially 4,256,196.9 shares of Common Stock through Holdings. In addition, as of April 4, 2000, GS&Co., and GS Group indirectly, may be deemed to own beneficially 250 shares of Common Stock held in client accounts with respect to which GS&Co. or employees of GS&Co. having voting or investment discretion, or both ("Managed Accounts"). GS&Co. and GS Group each disclaims beneficial ownership of Common Stock (i) owned by WHWEL, Holdings, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) partnership interests in WHWEL,
         (b) membership interests in Holdings, (c) partnership interests in Whitehall VII, (c) partnership interests in Whitehall V and (d) partnership interests in Whitehall XI, in each case, held by persons other than GS&Co., GS Group or their affiliates and (ii) held in Managed Accounts.

              The names, business addresses, and present principal occupation or employment of each executive officer and director of WHATR Gen-Par are listed on Schedule 2A hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer and director of WH Advisors, L.L.C. VII are listed on Schedule 2B hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer

     CUSIP No. 950240101                                     PAGE 15 OF 31 PAGES

         and director of WH Advisors, L.L.C. V are listed on Schedule 2C hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer and director of WH Advisors, L.L.C. XI are listed on
         Schedule 2D hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each director of GS Group are set forth in Schedule 2E hereto and are incorporated herein by reference.

              During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              This Item 2 is qualified in its entirety by reference to Schedule 2A, Schedule 2B, Schedule 2C, Schedule 2D and Schedule 2E which are attached hereto and incorporated into this Item by reference.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following paragraph:

         As of April 4, 2000 GS&Co. held 250 shares of Common Stock for Managed Accounts. All such transactions that were effected during the past 60 days are set forth in Schedule 5A hereto.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a)

              1. The Warrants are exercisable for 4,256,196.9 shares of Common Stock, representing approximately 20.7% of the Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's Form 10-K dated March 17, 2000 for the fiscal year ended December 31, 2000 (the "Company's 10K")). As of April 4, 2000, Holdings beneficially owned such shares of Common Stock.

              2. As of April 4, 2000, each of WHWEL and Whitehall XI, as the managing members of Holdings, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

     CUSIP No. 950240101                                     PAGE 16 OF 31 PAGES

              3. As of April 4, 2000, WH Advisors, L.L.C. XI, as the general partner of Whitehall XI, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              4. As of April 4, 2000, WHATR Gen-Par, as the general partner of WHWEL, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's
         10K).

              5. As of April 4, 2000, Whitehall VII, as the direct beneficial owner of all of the capital stock of WHATR Gen-Par, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              6. As of April 4, 2000, WH Advisors, L.L.C VII, as the general partner of Whitehall VII, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              7. As of April 4, 2000, Whitehall V, as a limited partner of WHWEL, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's
         10K).

              8. As of April 4, 2000, WH Advisors, L.L.C. V, as the general partner of Whitehall V, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              9. As of April 4, 2000, GS&Co., as the investment advisor to Whitehall VII, Whitehall V and Whitehall XI, may be deemed to beneficially own 4,256,446.9 shares of Common Stock, including (i) 4,256,196.9 shares of Common Stock beneficially owned by Holdings as described above and (ii) 250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              10. As of April 4, 2000, GS Group, as the direct beneficial owner of all of (a) the membership interests of WH Advisors, L.L.C. VII, (b) the membership interests of WH Advisors, L.L.C. V and (c) the membership interests of WH Advisors, L.L.C. XI, may be deemed to beneficially own 4,256,446.9 shares of Common Stock, including (i) 4,256,196.9 shares of Common Stock beneficially owned by Holdings as

     CUSIP No. 950240101                                     PAGE 17 OF 31 PAGES


         described above and (ii) 250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 20.7% of the shares of Common Stock reported to be outstanding as of February 29, 2000 (as reported in the Company's 10K).

              11. GS Group and GS&Co. disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by Holdings, WHWEL, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) membership interests in Holdings, (b) partnership interests in WHWEL, (c) partnership interests in Whitehall VII, (d) partnership interests in Whitehall V and (e) partnership interests in Whitehall XI, in each case, held by persons other than GS Group, GS&Co. or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

              12. None of the Reporting Persons beneficially owns any of the Common Stock as of April 4, 2000 other than as set forth herein.

              (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through twelfth pages of this filing.

              (c) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

              Except as set forth on Schedule 5A, no transactions in the Common Stock were effected by Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto, during the period from February 5, 2000 through April 4, 2000.

     CUSIP No. 950240101                                     PAGE 18 OF 31 PAGES


                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: April 10, 2000                   WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                         By:  WHATR Gen-Par, Inc.

                                              By: /s/ Roger S. Begelman
                                                  -----------------------------
                                                  Name:  Roger S. Begelman
                                                  Title: Attorney-in-Fact


Dated: April 10, 2000                   WHATR GEN-PAR, INC.

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact


Dated: April 10, 2000                   WHITEHALL STREET REAL ESTATE LIMITED
                                          PARTNERSHIP VII

                                         By:  WH Advisors, L.L.C. VII

                                              By: /s/ Roger S. Begelman
                                                  -----------------------------
                                                  Name:  Roger S. Begelman
                                                  Title: Attorney-in-Fact


Dated: April 10, 2000                   WH Advisors, L.L.C. VII

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact

     CUSIP No. 950240101                                     PAGE 19 OF 31 PAGES


Dated: April 10, 2000                   WHITEHALL STREET REAL ESTATE LIMITED
                                          PARTNERSHIP V

                                         By:  WH Advisors, L.L.C. V

                                              By: /s/ Roger S. Begelman
                                                  -----------------------------
                                                  Name:  Roger S. Begelman
                                                  Title: Attorney-in-Fact


Dated: April 10, 2000                   WH Advisors, L.L.C. V

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact


Dated: April 10, 2000                   W/W GROUP HOLDINGS, L.L.C.

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact

     CUSIP No. 950240101                                     PAGE 20 OF 31 PAGES


Dated: April 10, 2000                   WHITEHALL STREET REAL ESTATE LIMITED
                                          PARTNERSHIP XI

                                         By:  WH Advisors, L.L.C. XI

                                              By: /s/ Roger S. Begelman
                                                  -----------------------------
                                                  Name:  Roger S. Begelman
                                                  Title: Attorney-in-Fact


Dated: April 10, 2000                   WH Advisors, L.L.C., XI

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact


Dated: April 10, 2000                   GOLDMAN, SACHS & CO.

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact


Dated: April 10, 2000                   THE GOLDMAN, SACHS GROUP, INC.

                                         By: /s/ Roger S. Begelman
                                             -----------------------------
                                             Name:  Roger S. Begelman
                                             Title: Attorney-in-Fact

     CUSIP No. 950240101                                     PAGE 21 OF 31 PAGES


                                   SCHEDULE 2A

         The name, position and present principal occupation of each director and executive officer of WHATR Gen-Par, Inc., which is the sole general partner of WHWEL Real Estate Limited Partnership, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Larry Goodwin and Elizabeth A. O'Brien is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams, Angie D. Madison and Larry Goodwin is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                             Title                                        Present Principal Occupation
----                             -----                                        ----------------------------
Rothenberg, Stuart M.            Director/Vice President                      Managing Director of Goldman,
                                                                              Sachs & Co.

Neidich, Daniel M.               President                                    Managing Director of Goldman,
                                                                              Sachs & Co.

Lahey, Brian J.                  Vice President/Assistant Treasurer           Vice President of Goldman, Sachs
                                                                              & Co.

Gunn, G. Douglas                 Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

Madison, Angie                   Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

Williams, Todd A.                Vice President/Assistant                     Managing Director of Goldman,
                                 Secretary/Assistant Treasurer                Sachs & Co.

Siskind, Edward M.               Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Klingher, Michael K.             Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Kava, Alan S.                    Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

O'Brien, Elizabeth A.            Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              (Asia) LLC

     CUSIP No. 950240101                                     PAGE 22 OF 31 PAGES

Rosenberg, Ralph F.              Vice President/Assistant Secretary           Managing Director of Goldman,
                                                                              Sachs & Co.

Naughton, Kevin D.               Vice President/Secretary/                    Vice President of Goldman, Sachs
                                 Treasurer                                    & Co.

Feldman, Steven M.               Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Sack, Susan L.                   Vice President                               Vice President of Goldman, Sachs
                                                                              & Co.

Cramer, Brahm S.                 Vice President/Assistant                     Vice President of Goldman,
                                 Secretary                                    Sachs & Co.

Burban, Elizabeth M.             Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

Goodwin, Larry J.                Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

     CUSIP No. 950240101                                     PAGE 23 OF 31 PAGES


                                   SCHEDULE 2B

         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. VII, which is the sole general partner of Whitehall Street Real Estate Limited Partnership VII, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Elizabeth A. O'Brien, Barry S. Volpert and Jean De Pourtales is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong. The business address of Barry S. Volpert and Jean De Pourtales is Peterborough Court, 133 Fleet Street, London EC4A, 2BB, England.

         Except for Brahm S. Cramer, who is a Canadian citizen, and Jean De Pourtales, who is a citizen of the United Kingdom, all executive officers and managers listed below are United States citizens.

Name                             Title                                        Present Principal Occupation
----                             -----                                        ----------------------------
Rothenberg, Stuart M.            Manager/Vice President                       Managing Director of Goldman,
                                                                              Sachs & Co.

Neidich, Daniel M.               Manager/President/Assistant Secretary        Managing Director of Goldman,
                                                                              Sachs & Co.

Volpert, Barry S.                Vice President/Assistant Secretary           Managing Director of Goldman
                                                                              Sachs International

Lahey, Brian J.                  Vice President/Assistant Treasurer           Vice President of Goldman, Sachs &
                                                                              Co.

Kava, Alan S.                    Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Feldman, Steven M.               Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Rosenberg, Ralph F.              Manager/Vice President/Assistant             Managing Director of Goldman,
                                 Secretary                                    Sachs & Co.

Gunn, G. Douglas                 Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Naughton, Kevin D.               Vice President/Secretary/ Treasurer          Vice President of Goldman, Sachs &
                                                                              Co.

     CUSIP No. 950240101                                     PAGE 24 OF 31 PAGES

O'Brien, Elizabeth A.            Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              (Asia) LLC

Williams, Todd A.                Vice President/Assistant                     Managing Director of Goldman,
                                 Secretary/Assistant Treasurer                Sachs & Co.

Klingher, Michael K.             Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Siskind, Edward M.               Vice President/Assistant Treasurer           Managing Director of Goldman,
                                                                              Sachs & Co.

Madison, Angie                   Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Mortelliti, Josephine            Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Sack, Susan L.                   Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Pourtales, Jean De               Vice President                               Vice President of Goldman Sachs
                                                                              International

Cramer, Brahm S.                 Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

Burban, Elizabeth M.             Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

     CUSIP No. 950240101                                     PAGE 25 OF 31 PAGES


                                   SCHEDULE 2C

         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. V, which is the sole general partner of Whitehall Street Real Estate Limited Partnership V, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison and Elizabeth
A. O'Brien is 85 Broad Street, New York, New York 10004. The business address of
G. Douglas Gunn, Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, Simon T. Blaxland, who is a citizen of the United Kingdom, all executive officers and managers listed below are United States citizens.

Name                             Title                                        Present Principal Occupation
----                             -----                                        ----------------------------
Rothenberg, Stuart M.            Manager/Vice President                       Managing Director of Goldman,
                                                                              Sachs & Co.

Neidich, Daniel M.               Manager/President                            Managing Director of Goldman,
                                                                              Sachs & Co.

O'Brien, Elizabeth A.            Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              (Asia) LLC

Lahey, Brian J.                  Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Kava, Alan S.                    Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Feldman, Steven M.               Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Madison, Angie                   Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Rosenberg, Ralph F.              Manager/Vice President/Assistant             Managing Director of Goldman,
                                 Secretary                                    Sachs & Co.

Williams, Todd A.                Vice President/Assistant                     Managing Director of Goldman,
                                 Secretary/Assistant Treasurer                Sachs & Co.

Naughton, Kevin D.               Vice President/Secretary/Treasurer           Vice President of Goldman, Sachs &
                                                                              Co.

     CUSIP No. 950240101                                     PAGE 26 OF 31 PAGES

Siskind, Edward M.               Vice President/Assistant Treasurer           Managing Director of Goldman,
                                                                              Sachs & Co.

Klingher, Michael K.             Vice President                               Managing Director of Goldman,
                                                                              Sachs & Co.

Gunn, G. Douglas                 Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Mortelliti, Josephine            Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Sack, Susan L.                   Vice President                               Vice President of Goldman, Sachs &
                                                                              Co.

Cramer, Brahm, S.                Vice President/Assistant Secretary           Vice President of Goldman, Sachs
                                                                              & Co.

Burban, Elizabeth M.             Vice President/Assistant Secretary           Vice President of Goldman, Sachs &
                                                                              Co.

Weiss, Mitchell S.               Assistant Treasurer                          Vice President of Goldman, Sachs &
                                                                              Co.

     CUSIP No. 950240101                                     PAGE 27 OF 31 PAGES


                                   SCHEDULE 2D

         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. XI, which is the sole general partner of Whitehall Street Real Estate Limited Partnership XI, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Paul R. Milosevich, Elizabeth A. O'Brien and Eli Muraidekh is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams, Angie
D. Madison and Paul R. Milosevich is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Eli Muraidekh is 133 Fleet Street, London EC4A 2BB, England. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                             Position                               Present Principal Occupation
----                             --------                               ----------------------------
Rothenberg, Stuart M.            Manager/Vice President                 Managing Director of
                                                                        Goldman, Sachs & Co.

Neidich, Daniel M.               Manager/President                      Managing Director of
                                                                        Goldman, Sachs & Co.

O'Brien, Elizabeth A.            Vice President/Assistant               Vice President of
                                 Secretary                              Goldman Sachs (Asia) L.L.C.

Rosenberg, Ralph F.              Manager/Vice President/                Managing Director of
                                 Assistant Secretary                    Goldman, Sachs & Co.


     CUSIP No. 950240101                                     PAGE 28 OF 31 PAGES

Name                             Position                               Present Principal Occupation
----                             --------                               ----------------------------
Williams, Todd A.                Vice President/Assistant               Managing Director of
                                 Secretary/Assistant                    Goldman, Sachs & Co.
                                 Treasurer

Naughton, Kevin D.               Vice President/Secretary/              Vice President of
                                 Treasurer                              Goldman, Sachs & Co.

Siskind, Edward M.               Vice President/Assistant               Managing Director of
                                 Treasurer                              Goldman, Sachs & Co.

Klingher, Michael K.             Vice President                         Managing Director of
                                                                        Goldman, Sachs & Co.

Gunn, G. Douglas                 Vice President/Assistant               Vice President of
                                 Secretary                              Goldman, Sachs & Co.

Lahey, Brian J.                  Vice President/Assistant               Vice President of
                                 Treasurer                              Goldman, Sachs & Co.

Kava, Alan S.                    Vice President                         Vice President of
                                                                        Goldman, Sachs & Co.

Feldman, Steven M.               Vice President                         Managing Director of
                                                                        Goldman, Sachs & Co.

Madison, Angie D.                Vice President/Assistant               Vice President of
                                 Secretary                              Goldman, Sachs & Co.

Weiss, Mitchell S.               Assistant Treasurer                    Vice President of
                                                                        Goldman, Sachs & Co.

Cramer, Brahm S.                 Vice President                         Vice President of
                                                                        Goldman, Sachs & Co.

Karr, Jerome S.                  Vice President                         Vice President of
                                                                        Goldman, Sachs & Co.

     CUSIP No. 950240101                                     PAGE 29 OF 31 PAGES

Name                             Position                               Present Principal Occupation
----                             --------                               ----------------------------
Milosevich, Paul R.               Vice President                        Vice President of
                                                                        Goldman, Sachs & Co.

Mortelliti, Josephine             Vice President                        Vice President of
                                                                        Goldman, Sachs & Co.

Muraidekh, Eli                    Vice President                        Vice President of
                                                                        Goldman Sachs International

Sack, Susan L.                    Vice President/Assistant              Vice President of
                                  Secretary                             Goldman, Sachs & Co.

Burban, Elizabeth M.              Vice President/Assistant              Vice President of Goldman,
                                  Secretary                             Sachs & Co.


     CUSIP No. 950240101                                     PAGE 30 OF 31 PAGES


                                   SCHEDULE 2E

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J.
Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC 2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063. Each person is a citizen of the United States of America, except Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                           Present Principal Occupation
----                           ----------------------------
Henry M. Paulson, Jr.          Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Robert J. Hurst                Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain                  President and Co-Chief Operating Officer of The Goldman Sachs Group,
                               Inc.

John L. Thornton               President and Co-Chief Operating Officer of The Goldman Sachs Group,
                               Inc.

Sir John Browne                Group Chief Executive of BP Amoco plc

James A. Johnson               Chairman of the Executive Committee of the Board of Fannie Mae

John H. Bryan                  Chairman and Chief Executive Officer of Sara Lee Corporation

Ruth J. Simmons                President of Smith College

John L. Weinberg               Senior Chairman of The Goldman Sachs Group, Inc.


     CUSIP No. 950240101                                     PAGE 31 OF 31 PAGES


                                   SCHEDULE 5A

         As of April 4, 2000, 1000 shares of Common Stock previously held in Managed Accounts, and which GS&Co. and GS Group, indirectly, may have been deemed to own beneficially, were transferred by such clients from such Managed Accounts.